EXHIBIT 3.2.3

CATHETER PRECISION, INC.

CERTIFICATE OF AMENDMENT TO AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

Catheter Precision, Inc. , a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

1.	The name of the Corporation is Catheter Precision, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of the State of the State of Delaware on June 14, 2018.

2.	This Certificate of Amendment to Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the applicable provisions of Sections 222 and 242 of the General Corporation Law of the State of Delaware, by the Board of Directors and the stockholders of the Corporation.

3.	Section 4.1 of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety as follows:

“Authorized Capital Stock. The total number of shares of all classes of capital stock that the Corporation is authorized to issue is seventy million shares, consisting of sixty million shares of Common Stock, par value $0.0001 per share (the “Common Stock”), and ten million shares of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”).”

4.	This Certificate of Amendment shall become effective on January ____, 2025 at ______.

[signature page follows]

IN WITNESS WHEREOF, Catheter Precision, Inc. has caused this Certificate of Amendment of the Amended and Restated Certificate of Incorporation to be signed by David Jenkins, a duly authorized officer of the Corporation, on January ___, 2025.

Catheter Precision, Inc.

By:
Name:	David Jenkins
Title:	Executive Chairman of the Board
and Chief Executive Officer